Exhibit 99(e)(1)

B.2 & B.3

18 May 2006

Budget 2006

Executive Summary

Speech

Fiscal Strategy Report

Economic and Fiscal Update

Guide to the Budget Documents

A number of documents are released on Budget day. The intent of these documents is to provide information about the Government's spending intentions; its performance; and the wider fiscal and economic picture.

The Budget documents, ordered from widest to most specific coverage, are as follows:

Executive Summary

The Executive Summary is the overview of all the Budget information and contains the key points for the media and general public. It summarises the Government's spending decisions and generally focuses on issues raised in the Budget Speech, the Budget Economic and Fiscal Update and the Fiscal Strategy Report.

Budget Speech

The Budget Speech is the Minister of Finance's speech at the start of Parliament's Budget debate.  The Speech generally focuses on the overall fiscal and economic position, and how the Government will fund its policy priorities.

The Fiscal Strategy Report

The Fiscal Strategy Report sets out the Government’s fiscal strategy and measures how the Government is going against its overall goals in areas such as balancing operating revenues and expenses, and achieving debt objectives.  It includes

•       fiscal trends covering at least the next 10 years, and

•       a comparison with the long term fiscal objectives set out in the Budget Policy Statement.

The Government must explain inconsistencies between the Fiscal Strategy Report, the Budget Policy Statement and the previous year's Fiscal Strategy Report.

Budget Economic and Fiscal Update

This document includes Treasury's overall economic forecasts and the forecast financial statements of the Government.  The Update includes the implications of Government financial decisions and other information relevant to the fiscal and economic position.

The Estimates of Appropriations

The Estimates outline the costs the Government plans to incur on each specified area within each "vote" for the coming year.

The Supplementary Estimates of Appropriations

The Supplementary Estimates outline the additional money required to cover the current year's spending.

Departmental Statements of Intent

The Statement of Intent provides information about how each government department intends to manage for outcomes over the next 3-5 years.  The Statement of Intent also contains annual financial and output class information required under the Public Finance Act 1989.

Internet

These documents will be made available on the New Zealand Treasury’s Internet site.

The URL for this site is http://www.treasury.govt.nz

Contents

Executive Summary

Budget Speech

Fiscal Strategy Report

Introduction

Fiscal Strategy and Long-term Objectives

Recent Economic and Fiscal Developments

Revenue Strategy

Long-term Fiscal Outlook

Conclusion

Annex 1: Long-Term Fiscal Objectives

Annex 2: Short-Term Fiscal Intentions

Annex 3: Fiscal Projections

Budget Economic and Fiscal Update

Statement of Responsibility

Economic and Tax Outlook

Summary

Recent Economic Environment

Assumptions Underlying the Central Forecast

The Outlook for 2006/07 and Beyond

Terms of Trade

Consumption and Housing Wealth

Recent Productivity Developments

Effects of Tax Policy Changes on the Tax Forecasts

Fiscal Outlook

Fiscal Forecasts – Finalisation Dates and Key Assumptions

Summary of Budget Update

Key Trends

Settlement Cash Level

Revenue and Expenses

Core Crown – Revenue

Core Crown – Expenses

State-Owned Enterprises and Crown Entities – Net Surpluses

Net Worth

Core Crown

State-Owned Enterprises and Crown Entities

Comparison with Half Year Update

New Zealand IFRS

Indicators of the Government’s Fiscal Performance

Risks and Scenarios

Summary

Introduction

Economic Risks

Economic Scenarios

Fiscal Scenarios

Fiscal Sensitivities

Specific Fiscal Risks

Introduction

Charges against Future Budgets

Statement of Fiscal Risks

Contingent Liabilities

Generally Accepted Accounting Practice

(GAAP) Series Tables

Forecast Financial Statements

Statement of Accounting Policies and Forecast Assumptions

Reporting Entity as at 8 May 2006

Forecast Financial Statements

Notes to the Forecast Financial Statements

Core Crown Expense Tables

Glossary of Terms

Other Information

On the Treasury’s website is a series of other information that contains detailed economic forecast tables and additional financial information. This information provides users of the 2006 Budget Economic and Fiscal Update with further detail and should be read in conjunction with the published document. It can be accessed at:

http://www.treasury.govt.nz/forecasts/befu/2006/

BUDGET 2006

Executive Summary

Minister’s Statement

Budget 2006 builds on the investments the Labour-led Government made in its first two parliamentary terms. Our focus has been on increasing spending in key social areas, restoring funding in core public services while investing in the economy to lift our economic performance and being prudent fiscal managers. Budget 2006 advances these by prioritising new funding on policies to further enhance New Zealand’s economic transformation while strengthening its families and its sense of national identity.

Our economic growth in the past two parliamentary terms has been very strong – above the OECD average. At the same time, the unemployment rate has fallen to be amongst the lowest rate in the OECD. Forecasters have been predicting for some time that the economy will go through a downturn as part of a normal business cycle. New Zealand entered this cycle in the second half of last year and forecasters are predicting an economy that will slow to around 1.0% annual average growth in the 12 months to March 2007 before picking up again.

Despite the adjustment in the economy, the Government expects to continue to run operating surpluses, consistent with our fiscal strategy, of $8.5 billion in 2005/06 and $5.8 billion in 2006/07. At the same time, however, our cash position will move from an expected surplus of $1.8 billion in 2005/06 to a forecast deficit of $1.5 billion in 2006/07 – some of which will need to be funded from increasing debt. Debt as a percentage of GDP, however, is forecast to remain at around current prudent levels over the next four years.

When we came into government in 1999 gross debt as a percentage of GDP was 35.0%. Over the last six years, consistent with the requirements in the Public Finance Act, we have been reducing debt to prudent levels with the level of debt forecast to be 23.0% by June 2006 and falling further over the forecast horizon. The Fiscal Strategy Report clarifies our intentions going forward, which are to ensure that debt remains at prudent levels over the next decade. Our overall fiscal strategy of building net worth is unchanged. We will now achieve this primarily through the accumulation of assets in the NZS Fund.

Budget 2006 has been compiled taking account of the economic situation and is consistent with the Government’s long-term fiscal objectives. This has been achieved by ensuring capital expenditure is planned so as to avoid placing undue pressure on inflation and ensuring that total new operating spending is consistent with the intentions signalled in the Budget Policy Statement.

Budget 2006 advances key policies in the following themes.

Our Economic Transformation agenda builds on the investments we have made in this area over the past six years by committing a further $2.1 billion of new operating funding and $1.5 billion of new capital funding over four years in this area. This Government is committed to raising productivity levels and increasing the value of our exports. Budget 2006 invests new funding in upskilling the workforce, encouraging new business and exports, increasing research and development, and investing further in the infrastructure of New Zealand.

Transport has a key role to play in contributing to the achievement of the Government priority of Economic Transformation. This Government is committed to investing in transport infrastructure because it recognises the growth benefits of moving towards building a world-class land transport system which moves people and goods safely and efficiently. Transport funding is a cornerstone of Budget 2006.

Advancing key social areas has always been a focus of this Government. Our Families – Young and Old theme continues this focus by devoting $5.8 billion of new operating funding and $460 million of new capital funding over four years predominantly in the key areas of health, education and the justice sector.

New Zealand has a unique identity, whether it is through the successes we see on the sporting field, how we express ourselves through our arts and culture or how we are perceived through the roles we play internationally. Budget 2006 continues to invest in this area through the National Identity theme by increasing funding by $535 million of new operating funding and $348 million of new capital funding over four years.

Hon Dr Michael Cullen

Minister of Finance

10 May 2006

The Government’s Finances at a Glance

New Zealand’s Economy

•                  The economy has entered a period of slower growth after six years of economic buoyancy that saw strong growth in household and business incomes and the unemployment rate fall to be amongst the lowest in the OECD.

•                  Real GDP growth is estimated to have eased to 2.1% in the year to March 2006 and is forecast to ease further to around 1.0% in the March 2007 year.

•                  Higher interest rates, the very high exchange rate, lower net immigration and expected falls in the terms of trade and house price growth are amongst the factors leading to the slowdown.

•                  The pace of economic growth is expected to accelerate to 3% to 3.5% in the year to March 2008 and the years following. An assumed fall in the exchange rate, coupled with a robust outlook for trading partner growth, are expected to play a key part in the rebound.

•                  Underlying inflation pressures are expected to ease and the current account deficit to narrow from current levels with the period of slower growth and a switching in the drivers of growth.

Real GDP growth

Sources:  Statistics New Zealand, The Treasury

OBERAC

Source:  The Treasury

The Government’s Fiscal Position

•                  The Government’s measure of underlying fiscal performance, the OBERAC, is forecast to be $7.0 billion (4.5% of GDP) in 2005/06, down from $8.9 billion (5.9%) last year.

•                  The OBERAC is forecast to decline further over the next three years to $3.6 billion (2.0% of GDP) in 2008/09.

•                  The forecast decline in the OBERAC reflects a combination of the spending decisions taken in this Budget and those in 2004 and 2005, and an expected slowdown in revenue growth associated with slower economic growth.

•                  The OBERAC excluding NZS Fund returns, which are retained by the NZS Fund, is forecast to fall from $6.6 billion in 2005/06 to $2.5 billion (1.4% of GDP) by 2008/09.

OBERAC (excl NZS Fund returns)

Source:  The Treasury

•                  Capital investment, including the legislated contributions to the NZS Fund, is expected to be $21.0 billion over the four years 2006/07 through 2009/10.

•                  After taking account of the retained earnings of ring-fenced funds (including NZS Fund), the core Crown is left with only 42% of the operating balance that can be used to fund this investing, over the four years 2006/07 through 2009/10.

•                  The Government has $1.8 billion cash available for debt repayment in 2005/06, after allowing for operating and investment decisions.

Accumulated operating balance

Source:  The Treasury

•                  Beyond 2005/06 the Government is forecast to record cash deficits, averaging $1.8 billion per annum for the next four years.

•                  These deficits will be met from a combination of borrowing and the drawdown of short-term financial assets built up over recent years. Borrowing is spread relatively evenly over the forecast period, with a domestic debt programme of around $2.5 billion per year.

•                  Gross sovereign-issued debt is forecast to remain relatively flat in dollar terms and to decline as a percentage of GDP from 23.0% in 2005/06 to 19.4% in 2009/10.

•                  The Crown has moved into a net financial asset position (if the NZS Fund is included) during 2005/06 and is expected to have net financial assets of $9.7 billion by 2009/10.

Core Crown cash position

Source:  The Treasury

•                  The accumulated assets of the NZS Fund are projected to rise from 6.4% of GDP in 2005/06 to 12.4% of GDP by 2009/10.

•                  After increasing in 2005/06, core Crown expenses are expected to remain broadly stable around current levels over the forecast period.

•                  Core Crown revenues, relative to GDP, are forecast to reduce as tax revenue growth declines and recent strong investment returns are not repeated.

•                  The operating funding allowances for the next three Budgets are unchanged at $1.9 billion in Budget 2007 increasing by inflation thereafter, while the capital allowances are $858 million, $570 million and $640 million respectively.

Debt position

Source:  The Treasury

Revision to the Fiscal Objectives

What is the Fiscal Strategy?

The Public Finance Act requires the Government to act in accordance with the principles of responsible fiscal management. These principles include reducing, and then maintaining, total debt at prudent levels and maintaining levels of total net worth that provide a buffer against future shocks.

As set out by the Minister of Finance in the Fiscal Strategy Report, the fiscal strategy is to strengthen the fiscal position to help manage future spending pressures, particularly those arising from an ageing population. This has been done by building up net financial assets (and consequently net worth) through the accumulation of financial assets in the New Zealand Superannuation (NZS) Fund and by reducing debt to prudent levels. This fiscal strategy means that future governments will have more choices about how and when they respond to demographic pressures.

New Zealand Superannuation Fund

Source:  The Treasury

Why has the Government altered the debt objective?

Other the last six years the economy has been among the best-performing in the OECD, which has enabled debt to be reduced markedly. In 1999 the level of gross sovereign-issued debt was 35.0% of Gross Domestic Product (GDP) and this is forecast to fall to 23.0% by June 2006 and to around 20% over the next four years. With debt at prudent levels, the Government is shifting the focus of its debt objective away from reducing debt further and instead towards ensuring that debt remains stable as a proportion of GDP at around 20% over the long term.

Gross sovereign-issued debt

Source:  The Treasury

Fiscal Strategy moving forward

Moving forward, the fiscal strategy will now be implemented primarily by building up financial assets in the New Zealand Superannuation (NZS) Fund and maintaining gross debt at around 20% of GDP. To achieve this strategy the Government intends to continue to run operating surpluses that are sufficient to meet the contributions to the NZS Fund and some capital expenditure.

New Spending in Budget 2006

Budget 2006 directs new funding to the three priorities of the third-term Labour led Government. These priorities are:

•                  Economic Transformation – raising productivity, building a skilled workforce, raising research capability and investing in our infrastructure

•                  Families – Young and Old – building stronger families which are healthier, better educated and feel safer in their communities

•                  National Identity – building a unique national identity through New Zealanders’ connections with arts, culture, sporting success and our presence on the international stage through defence and development assistance.

Overview of New Expenditure

Budget 2006 commits:

•                  new operating spending of $2.2 billion in 2006/07, rising to $2.5 billion in 2009/10

•                  $2.7 billion of new capital spending over the next four years with $1.3 billion delivered in 2006/07

•                  a $2.0 billion contribution to the NZS Fund in the 2006/07 year. The value of the NZS Fund is expected to rise from $12.7 billion in 2006/07 to $23.3 billion over the forecast horizon to 2009/10.

New operating spending in Budget 2006

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Economic Transformation	35.6	427.6	525.4	563.3	559.8	2,111.6
Families – Young and Old	89.5	1,278.5	1,478.9	1,514.5	1,517.3	5,878.6
National Identity	3.6	133.4	132.6	134.7	133.9	538.3
Other	3.7	28.6	33.9	27.2	22.8	116.3
Loss of Carbon Tax in 2006/07		89.0				89.0
Between Budget Contingency	7.7	365.1	352.8	355.8	365.9	1,447.4
Unspent Budget 2005 Contingencies	50.6	(109.6)	(109.3)	(116.1)	(124.3)	(408.7)
Total Budget 2006 Operating	190.7	2,212.6	2,414.3	2,479.3	2,475.5	9,772.5

New operating spending (% over four years)

Source:  The Treasury

New capital spending in Budget 2006

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Economic Transformation	135.2	488.9	356.2	355.6	290.2	1,626.2
Families – Young and Old	31.4	302.3	124.3	7.8	25.0	490.9
National Identity	(2.1)	316.9	30.2	0.8	0.3	346.1
Other	(14.5)	1.8	28.2	9.4	(21.0)	3.9
Between Budget Contingency	0.0	236.1	73.8	57.2	17.0	384.1
Total Budget 2006 Capital	150.0	1,346.0	612.7	430.8	311.5	2,851.1

Note: the numbers in this document may not add due to rounding.

New capital spending (% over four years)

Source:  The Treasury

The between Budget capital contingency includes $100 million in 2006/07 for climate change policy initiatives.

This document provides more detail on the above spending and revenue commitments. All figures are four-year totals (2006/07 to 2009/10) unless otherwise stated.

Economic Transformation

Economic Transformation: New funding in Budget 2006

Operating

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Tertiary Education	16.9	262.9	349.0	386.8	366.5	1,382.2
Revenue	(2.2)	80.3	94.1	106.0	124.2	402.5
Research, Science and Technology	1.0	26.6	24.8	24.5	24.1	101.1
Other Economic Transformation Initiatives	19.7	57.8	57.3	45.9	45.0	225.7
Total Operating	35.6	427.6	525.4	563.3	559.8	2,111.6

Capital

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Transport	0.5	268.9	251.2	294.6	282.6	1,097.9
Tertiary Education	139.0	74.6	86.2	52.8	7.4	360.0
Finance	(14.0)	113.3	0.0	0.0	0.0	99.3
Economic, Industry and Regional Development	0.0	20.0	15.0	5.0	0.0	40.0
Revenue	9.1	5.6	3.0	2.5	0.0	20.2
Research, Science and Technology	0.0	5.3	0.3	0.5	0.0	6.1
Other Economic Transformation Initiatives	0.5	1.2	0.5	0.2	0.2	2.7
Total Capital	135.2	488.9	356.2	355.6	290.2	1,626.2

Key elements in the Economic Transformation area include:

Transport and Infrastructure

The 2006 Budget continues the significant capital investment in Transport infrastructure seen over the past six years.

Key Budget 2006 policies are:

•                  $1,287.0 million of capital investment over the next five years (from 2006/07 through 2010/11). Of this, $862.0 million eliminates the projected shortfall in state highway funding and the whole National Land Transport Programme. A further $425.0 million will accelerate major projects. Key projects to be accelerated are:

•                  Warkworth Improvements Stage 1

•                  Manakau Harbour Crossing (Auckland Western Ring Route)

•                  Tauranga Eastern Motorway

•                  Investigation of Transmission Gully (Wellington Western Corridor)

•                  Christchurch Southern Motorway

•                  Arahura Bridge replacement

Land Transport Spending

Source:  The Treasury

•                  the provision of capital rather than debt funding for the Tauranga Harbour Link project, which will no longer be a toll road

•                  a transfer of $600 million (including $25 million in 2005/06) from Vote Transport to Vote Finance to provide dedicated funding to ONTRACK for renewals and upgrades of the Auckland rail network “below track” infrastructure

•                  loans of $45.9 million in 2006/07 to fund renewal work on the rail network. Under the National Rail Access Agreement, additional funding of this nature would generally be recovered through track access fees

•                  a $20 million equity injection for ONTRACK to purchase the Wellington Railway Station. This is fiscally neutral as the Station will be purchased from the Crown

•                  loans of $42.4 million and an equity injection of $10.6 million in 2006/07 to ONTRACK to meet obligations under the Agreement for Sale and Purchase of the Rail Network and Associated Assets between the Crown and Toll. The agreement provides for Toll to reconfigure their operations to enable the release of land they occupy to the Crown (ONTRACK) for other uses. The Crown funds the reconfiguration costs and pays Toll a portion of the net value of the land after these costs are deducted.

Tertiary Education

Budget 2006 significantly increases the Government’s funding in the tertiary education sector. Key initiatives include:

•                  $32.0 million in 2005/06 and a further $1,029 million over four years in operating funding to implement the Interest-free Student Loans policy from 1 April 2006

•                  $14.3 million to increase student allowance parental income thresholds, resulting in a further 620 students being eligible for a student allowance and 9,540 students receiving an increase in their current entitlement in 2007

•                  $34.4 million to fund an additional 3,000 Modern Apprenticeships, taking the total number of places to 14,000 by December 2008

•                  $23.7 million to better reward excellence in tertiary education through increased spending in the Performance Based Research Fund

•                  $33.5 million to increase the literacy, language and numeracy skills of low-skilled employees as a first step towards upskilling the workforce and raising productivity.

Revenue

Budget 2006 brings changes to taxation rules and a reduction to employer payroll-related compliance costs through:

•                  measures to lift the New Zealand Racing Industry’s economic performance by the alignment of the racing gaming duty with that paid by casinos and accelerated depreciation for bloodstock ($136.5 million)

•                  a subsidy for the use of a payroll agent by employers, at a flat rate of $2 per pay period per employee for up to five employees ($79.4 million).

Research, Science and Technology

Budget 2006 commits $100 million into Research, Science and Technology. Key elements include:

•                  supporting key industries, with further investment in pastoral, energy, biodiversity and biosecurity research, and research capability in New Zealand Crown Research Institutes ($81.0 million)

•                  accelerating commercialisation of research ($13.0 million operating, including $9.0 million met from reprioritisation, and $3.0 million capital in 2006/07)

•                  linking schools to research organisations through a new pilot programme providing ready access to authentic and contemporary New Zealand research to support students’ learning in science and technology ($4.0 million).

Families – Young and Old

Families – Young and Old: New funding in Budget 2006

Operating

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Extension to Working For Families	85.0	360.0	485.0	500.0	500.0	1,930.0
Health	0.0	750.0	750.0	750.0	750.0	3,000.0
Early Childhood Education and Schooling	(8.0)	27.3	92.4	105.3	106.4	323.3
Police	11.5	48.8	49.6	50.7	49.4	210.0
Corrections	2.6	25.5	37.6	38.4	41.5	145.6
Child, Youth and Family Services	0.0	29.3	22.5	22.5	22.5	96.8
Justice	0.3	4.6	4.7	6.5	6.5	22.5
Other Families – Young and Old Initiatives	(1.9)	33.0	37.2	41.1	41.0	150.4
Total Operating	89.5	1,278.5	1,478.9	1,514.5	1,517.3	5,878.6

Capital

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Early Childhood Education and Schooling	20.0	147.6	8.1	2.2	0.0	177.9
Health	0.0	30.0	28.0	65.0	23.0	146.0
Corrections	11.4	98.8	45.0	(72.8)	0.0	82.4
Police	0.0	22.4	21.9	12.9	2.0	59.1
Justice	0.0	3.2	21.4	0.6	0.0	25.2
Other Families – Young and Old Initiatives	0.0	0.3	0.0	0.0	0.0	0.3
Total Capital	31.4	302.3	124.3	7.8	25.0	490.9

Key elements in the Families – Young and Old theme include:

Extension to Working for Families

Budget 2006 commits a further $85 million in 2005/06 and $1,845 million over the next four years to support New Zealand families through the extension of the Working for Families package. Around 85,000 more families benefited from 1 April this year as a result of the combined family tax relief package – this means that 350,000 families will be receiving family tax relief in 2006.

The extension to Working for Families raises the threshold at which family income assistance begins to abate from $27,500 to $35,000 and reduces the abatement rate from 30% to 20%.

Health

Budget 2006 commits $3 billion of new operating funding to the Health sector over the next four years.

A significant proportion of the new funding ($1.6 billion over four years) is devoted to maintaining the real purchasing power of Health spending over time. This adjustment manages the cost pressures the health sector faces, including an increasing and ageing population, inflation, and the advance of medical technologies (these often increase costs).

Other key initiatives to be funded include:

•                  improvements in residential care and home-based support services for older New Zealanders ($126 million)

•                  the extension of the Primary Health Care Strategy to people aged 45-64 years from 1 July 2006, reducing first contact fees and pharmaceutical co-payments ($280 million)

•                  the implementation of the Healthy Eating Healthy Action Implementation Plan with a particular focus on prevention of obesity in children by improving nutrition and increasing physical activity ($76 million)

•                  an initial contribution to a strengthened child and adolescent oral health service to create a seamless service for all under 18 year olds ($41 million)

•                  “School Ready” checks and expanded Well Child checks for pre-school children to support their development and enable improvements in their health status ($24 million)

•                  a universal hearing screening programme to identify congenital hearing loss and enable earlier intervention ($16 million)

•                  the continuation for a further three years of the group B meningococcal vaccine immunisation programme to ensure that children will remain protected while the epidemic strain bacterium is still in circulation ($22 million over the next three years).

Budget 2006 also provides $146 million in new capital funding over four years. This will support the implementation of the strengthened child and adolescent oral health service, enable improvements to the health information technology infrastructure, and provide for some further public hospital building projects.

Early Childhood Education and Schooling

Budget 2006 provides additional funding in early childhood education and schooling. Significant initiatives include:

•                  $128.2 million to extend the 20 hours per week of free early childhood education policy to three and four year olds in all teacher-led services from 1 July 2007

•                  $9.5 million to more effectively address disruptive behaviour in schools

•                  $89.3 million to provide an extra 455 full-time teachers in primary and special schools from the start of the 2007 school year

•                  $95.6 million to increase schools’ operational funding by 3% from the beginning of 2007.

Justice Sector

Key funding in the Justice Sector in Budget 2006 includes:

•                  $11.5 million in 2005/06 and $198.5 million over the next four years to Police, which includes:

•                  $130.3 million in operating funding, plus $33.9 million from the National Land Transport Fund dedicated to road policing, and $48.9 million in capital funding to boost police numbers by 406 staff (325 sworn and 81 non-sworn) – the first tranche of the Government’s commitment to increase the number of police staff by 1,250 over the parliamentary term

•                  $14.0 million in operating funding and $2.6 million in capital funding, for a new centralised National Assistance Centre to manage non-emergency calls

•                  $143.0 million in operating funding to the Department of Corrections, the majority of which is to fund the ongoing operating costs of the new Otago Region Corrections Facility ($121.1 million)

•                  $35.3 million in operating funding to the Ministry of Social Development to reduce violence within families and to continue to provide best practice information to parents and caregivers on raising children

•                  $10.8 million in operating funding to Victim Support to, for example, implement improvements in the quality and consistency of services to victims

•                  $15.0 million in operating funding and $1.5 million in capital funding, to implement the Criminal Proceeds and Instruments Bill which aims to reduce the attractiveness of crime by, for example, allowing for the seizure of assets obtained through criminal activity.

Child, Youth and Family Services

Additional funding to Child, Youth and Family Services to maintain the 2005/06 care and protection baseline into outyears and provide a small increase in 2006/07 to cover the forecast increase in notifications while work is undertaken on demand management strategies ($88.6 million).

National Identity

National Identity: New funding in Budget 2006

Operating

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Defence	0.0	72.8	72.8	72.8	72.8	291.0
Official Development Assistance	0.0	21.0	21.0	21.0	21.0	84.0
Arts, Culture and Heritage	0.9	14.7	12.5	12.5	12.5	53.2
Foreign Affairs and Trade	1.5	11.9	14.0	14.4	14.6	56.4
Immigration	0.0	4.0	4.0	4.0	4.0	16.0
Other National Identity Initiatives	1.2	9.0	8.3	10.0	9.0	37.6
Total Operating	3.6	133.4	132.6	134.7	133.9	538.3

Capital

$ millions, GST exclusive	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Defence	0.0	305.1	0.0	0.0	0.0	305.1
Foreign Affairs	0.0	8.5	17.0	0.8	0.3	26.6
National Library	(3.3)	2.2	5.3	0.0	0.0	4.2
Other National Identity Initiatives	1.2	1.1	7.9	0.0	0.0	10.2
Total Capital	(2.1)	316.9	30.2	0.8	0.3	346.1

Defence

The second-year injection of the 10-year Defence Sustainability Initiative is a commitment to raise the Defence baseline as a result of the issues identified in the Defence Capability and Resourcing Review ($291.0 million).

A further investment of $305.1 million of capital as part of the Long-Term Development Plan will provide for pre-commitments to existing Long-Term Development Plan projects, Defence Sustainability Initiative projects, the fit-out of the new Defence Headquarters building, and a deposit for the Defence Helicopter Capability Project.

Official Development Assistance

New Zealand’s Official Development Assistance will be maintained at the GNI ratio of 0.27%, rising to achieve a target of 0.28% in 2007/08 ($84.0 million).

Arts, Culture and Heritage

Budget 2006 commits $52.3 million to increase funding to our Arts, Culture and Heritage sector. Key areas include:

•                  maintaining the quality and quantity of television programming funded by New Zealand On Air ($20.0 million)

•                  maintaining capability in the New Zealand Historic Places Trust, the Royal New Zealand Ballet and the organisations funded on an ongoing basis by Creative New Zealand ($23.8 million).

Budget Speech

Madam Speaker,

I move, that the Appropriation (2006/07 Estimates) Bill be now read a second time.

Budget 2006 demonstrates the importance to the Government and the people of New Zealand of the commonsense, consistent, long term view that has been taken over the previous six Budgets.

Over the period from 2000 to 2005 New Zealand experienced very strong economic growth, averaging nearly four per cent over the last five years. This has led to strong household income growth, rising real incomes, and very low levels of unemployment. Since December 1999 an additional 313,000 jobs have been created in the New Zealand economy.

This period of sustained growth, the longest in the last thirty years, has led to labour shortages and inflationary pressures.

The consequential tightening in monetary policy, in combination with declining terms of trade (especially the rising price of oil), lower net migration, and lower profit growth caused a slower rate of growth in demand in the second half of 2005.

Growth in Gross Domestic Product slowed significantly with two flat quarters in succession. Growth in tax revenues also began to slow.

This lessening of the pace of economic growth is a normal adjustment to the imbalances and pressures which have arisen. GDP growth will fall from 3.7 per cent in the year to March 2005 to 2.1 per cent in the year to March 2006 and is forecast to bottom out at 1.0 per cent in the year to March 2007. Growth is then expected to pick up again after this soft landing, averaging 3.3 per cent in the following three years.

Other key indicators will tend to match or follow this cyclical pattern. In particular, the current account deficit is expected to have been at its peak over the last year and to begin to slowly improve. Tax growth will show a lagged effect. Tax revenues will also be affected by timing changes to the provisional tax system which will bring a dip in tax revenues in 2008/09, with a corresponding rebound the following year.

The strong economic growth in recent years led to a pattern of strong and rising operating surpluses and significant cash surpluses. This meant that the Government has been in the unusual position of funding all its capital needs – including transfers into the New Zealand Superannuation Fund – out of current income.

This pattern has continued in 2005/06. In the current year the operating surplus has been boosted by two substantial items. One is the profit on the sale of Meridian’s Australian assets. The other is the high returns from the Crown’s financial institutions which have seen strong investment returns.

Over the first nine months of the 2005/06 financial year the Crown Financial Institutions contributed $2.5 billion towards the operating balance. Of this the New Zealand Superannuation Fund accounted for $1.1 billion, by earning a 19.5 per cent return on their assets for the year. This is an outstanding result. Excellent returns were also earned by the Government Superannuation Fund and EQC at 14.6 per cent and 14.0 per cent respectively.

While the falling dollar has been a significant contributor to these gains credit must also go to the boards and management of the Crown Financial Institutions. On this occasion I would pay a particular tribute to Neville Young, Chair of the Earthquake Commission, who has overseen major changes and diversification and who retires from that position shortly.

The success of the Crown Financial Institutions has had one impact of particular significance. The Crown’s net financial asset position, including the Super Fund, is now positive, probably for the first time in our history.

But this success is a good example of how and why the operating surplus is not necessarily available for either expenditure increases or revenue reductions. All the funds are dedicated to particular purposes and their income should be reserved for those purposes. This is especially so as in all cases the actual or potential liabilities far exceed the value of the funds.

In any case, years such as the last one with bumper unrealised gains will be offset by years of subnormal unrealised gains or even unrealised losses. The fool who spends on the upturn will find himself broke on the downturn.

Because of these gains the operating surplus for this year is now expected to be $8.5 billion compared with the estimate of $5.6 billion at the time of the Half-Year Economic and Fiscal Update. The Operating Balance Exclusive of Revaluations and Accounting Changes is already in decline at $7.0 billion this year compared with $8.9 billion in 2004/05. In GDP terms this is a drop from 5.9 per cent to 4.5 per cent. The projected cash surplus is $1.8 billion.

Running strong operating and cash surpluses over recent years has allowed the level of both gross and net debt, and the cost of debt servicing, to fall as a proportion of GDP.

But it has never been the intention of this Government that the cash surpluses over the cycle as a whole would normally fully cover the cost of capital expenditure. Changing macroeconomic conditions will make this reality more obvious.

As the effects of the slowdown flow through there will be a significant impact on the fiscal position. Lower nominal GDP growth, smaller profits, and a small rise in unemployment means that 2005/06 is expected to be the last year with a cash surplus for some time.

Cash deficits are forecast of $1.5 billion for 2006/07, $2.1 billion for 2007/08, $2.7 billion for 2008/09, and $1.1 billion for 2009/10, in all some $7.4 billion over the period. Operating surpluses are also expected to fall to an average of $4.8 billion or 2.8 per cent of GDP. This, however, includes returns from the New Zealand Superannuation Fund. Excluding these, the forecast operating surplus averages $3.8 billion or 2.2 per cent of GDP.

This Government does not intend to react to this situation by slashing government expenditure, thus making the slowdown worse. The fiscal prudence adopted over the previous six years, in other words allowing the automatic stabilisers to work on the upside, means they can now be allowed to work on the downside. This contrasts with the position in 1999 when the previous Government reacted to a downturn by such moves as cutting the level of New Zealand Superannuation.

Budget 2006 therefore provides for new operating spending of $9.6 billion and capital of $2.7 billion over the next four years.

Operating surpluses of the level proposed over the longer term are consistent with keeping gross debt roughly constant as a proportion of GDP. The Government is satisfied that, with respect to gross debt, the prudent level required under the Public Finance Act will be achieved during the forecast period.

Gross debt as a proportion of GDP at 30 June 2006 is expected to be higher than forecast in Budget 2005 in large part for technical reasons associated with the Reserve Bank’s liquidity management operations. It is expected to continue to fall gradually over the forecast period and then stabilise over the longer term. This is consistent with the changed long term debt target of keeping gross debt around 20 per cent of GDP. This change will enable an appropriately flexible approach over the medium term consistent with maintaining low debt by international standards.

Net debt excluding New Zealand Superannuation Fund assets is forecast to be 5.8 per cent of GDP at 30 June this year. This will rise slightly before stabilising at 7.2 per cent of GDP.

Meanwhile, the assets in the New Zealand Superannuation Fund are expected to reach $10 billion by 30 June this year. This compares with a forecast of $9.3 billion at the time of last year’s Budget. By the end of the forecast period at 30 June 2010 assets in the Fund should stand at $23.3 billion. Total Crown net worth will have risen from 8 per cent of GDP in 2000 to over 40 per cent of GDP in 2010.

All this means something very simple. New Zealand is in a far stronger position to cope with the fiscal consequences of the demographic transformation which will occur over the next thirty to forty years than almost any other developed country. This will increasingly become a competitive advantage for us as other countries face increasingly difficult fiscal trade-offs which will be less challenging for New Zealand. Again, governing for long term stability and security will pay off, compared with governing for short term gratification.

Madam Speaker,

Economic transformation lies at the heart of this Labour-led Government’s ambitions for the future.

This Government does not subscribe to the theory that economic transformation consists of a period of actual intense pain followed by often hypothetical gains. This is particularly so when, on past experience, the pain seems always to be concentrated on ordinary Kiwis on low and middle incomes and the gains are made by a few.

Economic transformation must build on an understanding of the need for continuous change and adaptation. A small and relatively isolated developed nation in the South-West Pacific – the most isolated developed nation in the world – has to build its prosperity on its flexibility and adaptiveness, its responsiveness to changing market conditions and demands.

That is why this Government lays equal stress on the welfare of families young and old and on the strengthening of national identity. These are essential underpinnings of a broad national commitment to that ongoing process of economic transformation.

Madam Speaker,

Budget 2006 builds on the investments made in economic transformation over the past six years by committing $2.1 billion of new operating funding and $1.5 billion of new capital funding over four years.

New Zealand must lift its productivity levels and increase the value of its exports. Budget 2006 invests new funding in upskilling the workforce, encouraging new business and exports, increasing research and development, and investing further in the country’s infrastructure.

The most important contributor to economic growth in a modern economy is human capital. The Government has already announced proposals for major changes to the funding system for the tertiary education sector which will underpin our commitment to quality and relevance.

The new system of funding, based on the concept of multi-year investment in an agreed plan, will begin to be rolled out in 2008.

The largest single item of increased spending in the tertiary education area in Budget 2006 is, of course, that for the interest free student loans policy. Uptake of student loans so far this year has been less than forecast and this is reflected in forecast new lending being $600 million lower over the forecast period than previously estimated.

An additional $166.4 million of tertiary education initiatives in Budget 2006 will ensure New Zealand produces more graduates with the skills needed to transform this country into a high-wage, knowledge-based economy.

Over four years this includes $34.4 million to expand the number of Modern Apprentices to 14,000 by December 2008, and $15.6 million more in the Industry Training Fund to increase the number of people participating in structured workplace learning.

The Government has allocated $8.1 million over the next four years to expand Gateway, to include all state and integrated secondary schools.

Gateway, a Labour-led Government initiative, is currently available to decile 1-6 schools. It integrates school-based learning with structured workplace learning for senior students. Gateway has a record of success in assisting students into employment or further education.

The Government is increasing spending by $33.5 million over the next four years towards improving the literacy, numeracy and language skills of the workforce.

Over the next four years, this new funding will continue the progress we have already made in working with industry training organisations to improve the foundation skills of people employed at the low-skill end of the workforce.

As experience is gained in these programmes it is my intention to expand them significantly in the medium term.

School students and school leavers, adults entering or returning to work and employed people seeking a change in jobs will have better resources to help them make the transition to the next stage of their working life as a result of a $12.7 million boost to Career Services’ capacity in Budget 2006.

Students will benefit from $31.1 million over the next four years in new funding that includes an increase in the number eligible for student allowances and bonded merit scholarships.

The package of initiatives includes a 10 per cent increase to the student allowance parental income threshold at an estimated cost of $14.3 million over the next four years.

Those undertaking doctoral studies will have their student allowance entitlement increased when PhDs and professional doctorates are added to the list of Recognised Long Programmes for student allowances from 1 January next year. The Government has committed $3.8 million over four years to this policy.

The bonded merit scholarship scheme will be expanded by 500 from next year at an estimated cost of nearly $13 million over the next four years. From 1 January 2007, 1,000 students a year will get help with course fees. The scholarships provide $3,000 per academic year for course fees, from the student’s second year, for up to four years of study. Following graduation, students are bonded to work in New Zealand for a period as long as the duration of their scholarship.

These student support measures continue this Government’s commitment to making tertiary education more affordable; and keeping our high quality graduates in this country so they can contribute their skills and talents for the benefit of local employers and the New Zealand economy.

The Performance Based Research Fund (PBRF) is to receive a $23.7 million increase over four years.

The PBRF allocates research funding to tertiary education institutions on the basis of their research performance. Its primary focus is on rewarding and encouraging excellence in tertiary education research.

This increase contributes towards meeting a Labour 2005 Manifesto commitment to increase the PBRF to a total value of $250 million by 2010.

Research capability and linkages between tertiary education institutions and industry partners have been boosted by an increase in funding of $47 million over the next five years.

Through Budget 2006, the Government has approved $40 million over five years to fund six projects as part of the Government’s Partnerships for Excellence initiative. This initiative has been an outstanding success in enhancing innovation, encouraging greater private sector investment in tertiary education, and fostering closer relationships between tertiary organisations and business.

An additional $7 million will enable the Tertiary Education Commission to work with tertiary institutions to increase research in areas identified as important to New Zealand’s social and economic growth.

Madam Speaker,

The second key area for action in relation to economic transformation is infrastructure. The Government’s announcements two weeks ago on telecommunications included unbundling the local loop, provision for naked DSL, removing the upstream limit on bitstream unbundling and increasing the powers of the Commerce Commission.

Those announcements also indicated a commitment to proceed at least as far as accounting separation for Telecom. However, it is expected that the Select Committee looking at the proposed legislation will also consider the merits of proceeding further on such matters as other forms of structural separation.

Many will argue these changes are overdue. Certainly, successive governments has been very patient with Telecom. But national interest must prevail. We cannot afford to be a barely middle range performer in telecommunications as a result of allowing the incumbent to continue to play a long defensive game.

The Government is also aware of the importance of electricity generation and supply issues for business confidence and economic transformation. Much can be done in terms of energy efficiency and work continues in conjunction with Jeanette Fitzsimons and the Green Party on these matters.

But increased energy efficiency will not of itself be sufficient. Moreover, growing awareness of the seriousness of the consequences of human-influenced global warming, the likelihood of high oil prices continuing, and the uncertainties around future gas supplies in New Zealand mean there must be an emphasis on increased energy production from renewable resources.

Work is proceeding on a range of solutions, including the use of biofuels in conjunction with broader climate change policy initiatives. Significant contingency funding of $100 million has been set aside for the purpose in 2006/07.

But it is also important that we ensure that economic and regulatory signals are consistent with both security of supply and broader sustainability and environmental considerations.

A similar balance needs to underpin the other major area of infrastructure improvements: roading, rail and land transport. The publication of Transit’s draft ten year programme earlier this year caused some consternation by implying that a number of projects that had previously been included were going to be dropped. That created both uncertainty and disappointment.

Since the draft programme, which posted a $642 million gap in funding for state highway construction over ten years, more complete analysis has been done which indicates that over the next five years the shortfall over the whole National Land Transport Programme is $862 million. This would lead to even more delays in key roading projects unless there were also cutbacks in public transport funding which, along with maintenance, comes out of Land Transport New Zealand’s allocation before new roading projects are funded.

Such a situation is unacceptable to the Government. There is a need for certainty in the forward programme over a credible time horizon. In Budget 2006 the Government is therefore committing to meet the funding shortfall over the coming five years which will allow the programme of activity as set out in August 2005 to proceed. This programme will be updated periodically to allow greater certainty going forward.

The funding to enable the Government to pick up the slack and reinstate all the projects for the next five years which were previously in Transit’s ten year programme will mainly come from a special dividend of $800 million from Meridian. This will occur in large part because of the very successful sale of Meridian’s Australian Southern Hydro assets. The payment is due on 30 May 2006, subject to appropriate solvency tests.

A separate announcement will be made on the key deliverables that Transit expects can be made with this commitment to funding.

In addition, the Government believes it is necessary to secure some cushion both to bring forward other key projects and to ensure the programme is not subject to any further uncertainties. Therefore, I am announcing that over this period the Government will be prepared to issue up to $1.0 billion in infrastructure bonds. Of that, Budget 2006 commits $425 million over the next five years to enable the following projects amongst others to be brought forward:

•             Advancement of the Manukau Harbour Crossing by one year to enable substantial completion by 2011;

•             Advancement by four or more years of the four-laning of Longswamp to Rangariri and the Rangariri and Huntly bypasses;

•             Regional projects such as the Christchurch Southern Motorway, Christchurch Western Corridor, Awakino Gorge, and Kopu Bridge;

•             Road safety projects, reduced environmental impacts on sensitive areas, and increased walking and cycling contribution to local authority strategies; and

•             A range of investigation projects to improve state highway access to high growth economic development areas such as -

•                   State Highway 1 north and south of Auckland;

•                   Hamilton southern links;

•                   Kaimai ranges;

•                   Ngauranga to Wellington Airport; and

•                   Projects in Nelson and Queenstown.

The Government funding includes provision for the following projects, subject to the local share of funding also being made available:

•             The investigation and preliminary design work for Transmission Gully to enable a construction start by 2011/12;

•             A construction start on the Tauranga Eastern Corridor; and

•             Caversham four-laning.

A further announcement will be made tomorrow on a multi-million dollar funding package for the Waikato region following a report on Waikato’s transport needs from central and local government officials. This is in addition to today’s announcement of $1.3 billion in new transport funding.

In Budget 2006 the Government is also delivering on its commitment to remove the tolling on the Tauranga Harbourlink Bridge under its confidence and supply agreement with New Zealand First.

Madam Speaker,

This Government has nearly already doubled spending on land transport. These announcements mean both greater certainty and significant acceleration in addressing this fundamental area of infrastructure need. Even without levying a capital charge to reflect the true cost of the roading system, this means that the days of retaining any petrol excise duties in the Crown Account are over.

Between 2006/07 and 2010/11 the total revenue collected from road user charges, petrol excise duty, and motor vehicle registration is estimated to be $13.1 billion. Total land transport funding, including the special packages for various regions, is estimated to be $13.4 billion, $300 million more than total revenue.

Meanwhile, the Government will continue to work with Auckland and other local authorities on efficient and effective improvements to the public transport system. This will include how best to enable local authorities to meet their contributions to local land transport costs. At the same time, it is likely that further investment into the rail system will be required to ensure the maintenance of a national network.

Madam Speaker,

One of the planks of the economic transformation agenda is ensuring that we have a regulatory environment that is appropriate to New Zealand’s unique identity as a small dynamic economy distant from its markets. At the same time it must provide assurance to international investors that New Zealand is a great place to do business and to invest in.

The Government’s latest move is to initiate a review of our regulatory frameworks. This review will have both breadth and depth and will be largely informed and driven by those at the coalface.

The review of regulatory frameworks, to be led by the Minister of Commerce and Small Business, signals this Government’s commitment to a regulatory environment that promotes economic growth, business confidence, globally competitive firms and social wellbeing.

The review, which will be announced in full by the Minister of Commerce next Monday, will look at issues in existing regulatory frameworks that may be unnecessarily constraining business development and economic transformation.

This Government intends to get down to the level of business owners to assess the real issues that are both constraining their development and frustrating their day to day operations.

The review will focus on a number of issues, including:

•             particular issues arising from the implementation of regulation and the interaction between regulatory frameworks. Many of the concerns voiced by businesses indicate that problems are often around how the rules are being implemented on the ground, rather than the rules themselves;

•             particular studies into the compliance and regulatory issues facing different sectors. The purpose of this initiative is to improve our understanding of regulatory and compliance costs issues as they affect particular sectors and, by doing so, identify how to best assist key sectors that contribute to economic growth; and

•             strengthening the processes used by Government to design regulation to ensure that new rules are robust, responsive and based on sound analysis.

The lead minister of the review, being both Minister of Commerce and Minister for Small Business, will provide small to medium sized businesses with the assurances they are seeking; that is, that where regulation is required, the most appropriate level of intervention has been selected, that the legal framework is appropriate, and that its delivery and enforcement meets the same criteria.

Madam Speaker,

Budget 2006 builds on the work of the Growth and Innovation Taskforce and continues our commitment to transform New Zealand into a high value, innovative export-led economy that can compete effectively in global markets.

To that end, there will be a $64.2 million increase in market development assistance for firms operating in offshore markets over the next four years, and a $60 million boost to the venture capital market through the Government’s Venture Investment Fund.

Both are aimed at helping more New Zealand businesses to be globally competitive.

By supporting firms to implement their marketing strategies in new markets, we will help grow New Zealand’s export sector. This is crucial to our economic prosperity.

The scheme supports firms to undertake market development initiatives such as market visits, in-market representation, advertising, promotion, and marketing collateral, exhibiting at trade fairs and events, and market research.

It pays up to 50 per cent of a market development project, up to a maximum of $100,000 a year.

This funding will also be important in the lead-up to Export Year 2007, and builds on other successful work undertaken over our last two terms of Government.

Successful globally competitive firms also need access to good research and development to add value to their exports and strengthen their innovation.

Budget 2006 commits $100 million extra into Research, Science, and Technology. $81 million goes to supporting key industries with further investment in pastoral, energy, biodiversity and biosecurity research and research capability in Crown Research Institutions. $16 million goes to accelerate the commercialisation of research.

A greater proportion of research investment will be moved into longer term funding arrangements. This will lead to a growing emphasis on a multi-year funding approach to research, science, and technology.

The Government also recognises the higher costs of assuring the security of New Zealand’s export goods for overseas markets, following the introduction of tighter international security measures since September 2001. For this reason, it has agreed to continue to fund a significant part of this cost for a further two financial years to allow exporters more time to make this transition.

Madam Speaker,

Taxation policy clearly has a role to play in economic transformation. The coming fiscal year sees the full impact of the large changes to depreciation and other business taxation matters which came into force on 1 April. Only now is the significance of these beginning to be understood in some quarters.

Further moves provided for in this year’s Budget include the payment of a subsidy for the use of a payroll agent by employers. This will be at a flat rate of $2 per pay period per employee for up to five employees. This will cost $79.4 million over four years.

The other major change is the implementation of the Labour-New Zealand First agreement to lift the economic performance of the racing industry by the alignment of the racing gaming duty with that paid by casinos and by accelerating depreciation for bloodstock. This will cost $136.5 million over four years.

Attention will now turn to the review of business taxation being prepared by Hon Peter Dunne and me as a result of the Labour-United Future confidence and supply agreement. A discussion document is being prepared with a range of possible initiatives for consideration and debate. Changes will be introduced from 1 April 2008.

Madam Speaker,

The more successful we are in achieving our vision for economic transformation the greater will be our ability to deliver a better quality of life for families young and old. Over the next four years the Government will spend an additional $5.8 billion of operating expenditure arising out of decisions in Budget 2006. There will also be an additional $460 million of capital expenditure over the next four years.

$1.85 billion of this will be as a consequence of the Working for Families package. About 85,000 more families benefited from 1 April so that this year about 350,000 families will gain from this targeted tax relief.

Our ongoing reform of the welfare system is actively supporting more people into work. Under this Labour-led Government nearly 118,000 fewer people are reliant on a benefit, a drop in the number of beneficiaries of nearly 30 per cent. The Government believes that ultimately work is the best way out of poverty, and provides the best social and economic outcomes for families in the long run.

Making work pay through the In-Work Payment component of the Working for Families package improves people’s opportunities to make a better life for themselves and their families. Analysis of the Working for Families package suggests that by its full implementation in 2007 there will have been a 70 per cent reduction in child poverty using a threshold of 50 per cent of the median income.

The Government believes family violence is a problem of critical importance. Its high incidence and its human cost are unacceptable. The Government has therefore committed $68.8 million over the next four years to programmes to help reduce violence in our families and communities. Projects target truancy, disruptive behaviour in schools and at risk youth. Funding has been increased to strengthen community organisations working with victims, as well as family violence prevention providers like Women’s Refuge.

The Government is committing $11.5 million for an information campaign aimed at changing attitudes to domestic and community violence. In addition, there is also $8.9 million to tackle disruptive behaviour in schools.

The largest additional spend on families is an additional $3 billion on the health sector over four years. The ability to fund at this level is the result of the balanced approach to fiscal policy that large tax cuts would clearly threaten. Just over half, $1.6 billion, is devoted to maintaining the real purchasing power of health care providers.

This Labour-led Government has invested heavily in health care. We have built new hospitals from Kaitaia to Invercargill. We have provided funding so that by 1 July next year all New Zealanders will be able to enjoy cheaper doctor visits.

Budget 2006 will fund initiatives in child health and the fight against obesity. They are crucial to the future of our health system and the health of New Zealand families.

Child health sees an additional four year $80.4 million investment. Just over half of this, $40.8 million, will allow for the creation of a seamless oral health service for all those under eighteen. The failure to invest in oral health in the 1990s has led to the first deterioration in the state of children’s teeth on record. This must and will be reversed.

$23.6 million will allow for the expansion of the number of Well Child checks for pre-school children. $16 million will be spent to create a universal newborn hearing screening programme. Research has long shown that preventable or treatable hearing problems can have a major impact on subsequent education performance.

The greatest public health challenge facing New Zealand is the epidemic of obesity, particularly childhood obesity. The failure to act could mean that the current generation of young New Zealanders could be the first to die younger than their parents.

$76.1 million over four years will fund the largest campaign in New Zealand’s history to fight obesity. The campaign will be built on the Government’s world-leading Healthy Eating, Healthy Action strategy that has already led to the trialling of exciting innovations since its introduction in 2003.

The campaign will focus on initiatives with schools, primary health care deliverers, social agencies and food industry bodies.

Improving the health care of older New Zealanders is a top priority for the Government. Budget 2006 provides an increase of $126 million for the aged care sector. Roughly half of this will go to residential care services.

Madam Speaker,

The Government will continue to invest further in the pre-school and school sectors of the education system.

In early childhood education the Labour-led Government is continuing to focus on boosting the number of qualified teachers and lowering the cost to parents. In Budget 2006, the $162 million funding package provides for the implementation of 20 hours per week free early childhood education from July 2007. It also includes $30 million over four years to enable the early childhood sector to move more rapidly towards its goal of all teachers being registered by 2012.

Overall funding for early childhood education has more than doubled since 1999, from $261 million to $625 million. This Budget puts us on track to realise our vision of giving every New Zealand child a solid foundation through quality early childhood education.

Through this Budget, the Labour-led Government is making further strong investment in our schools and our teachers. Only through this continued investment will our school system remain amongst the best in the world.

More teachers, new classrooms and buildings, and an overall boost to operational funding are all part of this package. This funding will put an extra 455 teachers into primary and special schools to further reduce pupil teacher ratios. Operational funding will also increase by $95.6 million over four years to ensure it stays ahead of inflation.

Using technology to transform teaching and learning is the focus of a $33 million investment in ICT in schools over the next four years. This new funding builds on $300 million already spent by this Government on educational ICT since 2000. It will ensure new technology is used in a way that makes teaching more exciting and innovative and lifts standards for all students.

 This package includes the expansion of new technology into classrooms, such as video conferencing and on-line interactive digital content for teachers and students. It will also provide remote schools with satellite broadband at a subsidised rate and introduce a national web-based enrolment management system to replace the old card-based system and improve attendance.

Madam Speaker,

We want strong families living in safe and secure communities so that all New Zealanders, young and old, can share in the progress this country is making.

Labour-led Governments are the only ones to have ever passed legislation enshrining victims’ rights - in 1987 and again in 2002. Meeting the needs of the victims of crime is central to the Government’s direction for New Zealand’s Justice system.

That is why this Government is directing new funding to help ensure victims of crime have access to effective support services.

More than $10.8 million will be allocated over the next four years to progress and consolidate the restructuring of Victim Support, which began in 2004. The funding will go toward ensuring that the organisation’s structure and personnel meet the needs of the public, and will include the hiring of more practice specialists and other key staff.

This initiative means that there will be the right people in place to ensure that improvements in the quality and consistency of services reach those who need it most, particularly the victims of serious and violent crime.

In Budget 2006 the Government is committing a total of $164.3 million in operating costs and $52.3 million in capital costs over the next four years for the first tranche of the 1000 frontline sworn police and 250 non-sworn police promised under our confidence and supply agreement with New Zealand First. Altogether we expect to spend $387 million in operating costs and $114 million in capital costs over the next four years as we fulfil our commitment. The extra police will be recruited over three years, with funding for the second tranche rolled out in Budget 2007 and the third tranche in Budget 2008.

The considerable investment in building police numbers by 12.5 per cent over three years illustrates the Government’s commitment to providing safe communities.

$1.1 million over two years from 2006/07 will be given to an ACC pilot project for families of children with sensitive claims so they can provide a supportive environment for their child ensuring their rehabilitation and recovery needs are met.

This is in addition to the previously announced $9 million which will go towards non-government community family violence prevention service providers such as 24-hour crisis lines, counselling, social work support, safe-house accommodation, advocacy and information.

Budget 2006 will boost ACC contributions towards treatment costs and rehabilitation by $18.4 million over the next four years.

Specified treatment providers such as acupuncturists, chiropractors, occupational therapists, osteopaths, physiotherapists, podiatrists, and speech therapists will receive $12.9 million in funding and this will give New Zealanders with injuries more choice in the type of treatment provider they need or prefer.

Home-based rehabilitation providers will receive $5.5 million to start to address the shortage of support workers providing home help and attendant care and to raise the quality of care given to injured New Zealanders.

Madam Speaker,

From the beginning this Government has paid special attention to supporting the evolution of New Zealand’s national identity. That was given practical expression, in particular, by the Prime Minister taking the position of Minister of Arts, Culture, and Heritage.

New Zealand’s identity, who we are as a nation, is comprised of many interwoven strands. In addition to arts, culture, and heritage, it brings together many other strands. They include our position on defence and foreign affairs, foreign aid, our land and environment, and, in some respects, the place of Maori in our nation as the original inhabitants, the New Zealanders who, by definition, make us different from any other nation.

This Labour-led Government has followed in the proud tradition of Peter Fraser and Norman Kirk in asserting our active role as an independent nation in an interdependent world.

This has been evident in our defence and foreign affairs policies. Over recent years New Zealand has seen more of our troops positioned offshore than for more than a generation. That includes a wide range of small peacekeeping-roles in such places as Kosovo, Sierra Leone, and the Sudan.

It also includes larger and, at times, more active involvement in Timor Leste, Afghanistan, Bosnia and the Solomon Islands, plus a significant commitment over more than two decades in the Sinai.

This has been accompanied by a major refit of the armed forces including light armoured vehicles, light operational vehicles, Project Protector, and upgrades of the Orions and Hercules. The need to plan long term for the armed forces led to the creation this year of the Defence Sustainability Initiative commitment.

Operating expenditure growth of $72.8 million for 2006/07 is the second instalment of that commitment. In addition, there is a further investment of $305 million of capital as part of the Long Term Development Plan. This, apart from existing commitments, will also allow for the fit-out of Defence Headquarters and a deposit for the Defence Helicopter Capability Project.

Official Development Assistance (ODA) will be maintained at the new plateau of 0.27 per cent of GNI rising to 0.28 per cent in 2007/08. This will bring total funding for ODA to $1.4 billion over the next four years.

The $52.3 million of additional funding over four years for Arts, Culture, and Heritage is dominated by $24.9 million for New Zealand on Air, Radio New Zealand and broadcasts to Pacific nations. Other funding includes $12.8 million to maintain capability in the New Zealand Historic Places Trust, and a $10 million increase in Creative New Zealand’s baseline.

Madam Speaker,

New Zealand’s national identity can scarcely be discussed without reference to the place of Maori in New Zealand society and the rate of progress on the settlement of historic grievances.

This Labour-led Government is committed to addressing historical Treaty claims so that we can create a nation that provides stability, opportunity, and a unique quality of life for all New Zealanders.

The Government’s stated deadline for lodging historical Treaty claims is 1 September 2008 with the aim of settling all claims by 2020.

Over the next four years an additional $5.2 million will be allocated to increase the current Office of Treaty Settlements’ negotiating capacity by 25 per cent. This will bring the total number of negotiating teams to five. This will ensure we are able to settle all historical claims in a fair, final, and timely manner.

There has been significant progress to date. Two weeks ago another settlement bill – the Te Arawa Lakes Settlement Bill – was referred to select committee. Currently, the Government is in negotiation with over 20 groups, covering several hundred claims.

Treaty settlements are a key part of building a strong and confident nation. We have the most well-articulated mechanisms in the world for settling such grievances and successive governments have a right to take pride in the process.

But Maori social and economic development is about much more than historical grievances.

Six years ago, Maori unemployment was high, education participation and achievement low, organisational capacity low, and productive partnerships with government largely non-existent. In direct response, this Government put in place a policy to build the capacity of Maori organisations and individuals, to enable Maori to make positive changes for themselves.

In 2006, we are able to identify significant gains for Maori across the economic, cultural and social spectrum of New Zealand: Maori unemployment is at a 20 year low, more Maori participate at all levels of education than ever before, Maori are working across the economy, the Maori language is thriving, and Maori have experienced a cultural renaissance.

A key shift in Budget 2006 is the reallocation of $23.9 million from existing initiatives to create three new investment areas to better position Maori to build and leverage off their collective resources, knowledge, skills and leadership capability to improve their overall quality of life.

The Government’s investment in Maori, particularly through the focus on building the infrastructure of, and Government relationships with, Maori organisations has provided a sound platform for Government engagement with Maori communities and organisations. It has also resulted in an increase in the number of partnerships between Maori organisations and private/international partners to access finance, product and market development opportunities, and global markets – including those that seek to maximise the niche of distinctly indigenous products.

The Government’s overall objective for the next three years is to continue the transformation, underpinned by the values of fairness, opportunity and security. The Government’s policy programme balances economic and social policy, with three key policy foci: economic transformation; ensuring that families, young and old, are able to secure the opportunity to reach their full potential; and strengthening our national identity.

Madam Speaker,

Budget 2006 is a Budget for the long term. At a time when the economy is moving through the bottom end of the cycle it shows that the Labour-led Government has put New Zealand in an enviable position to meet the challenges we face over the next generation.

We have eliminated net debt. Assets are building up in the Superannuation Fund and the other crown financial institutions which are there for our long term needs.

This Budget contributes significantly to meeting the demands of economic transformation. It continues the increase in the funding of human capital, especially trades and technical skills. It promotes the improvement of early childhood education to lay a strong base for future skills.

It further lifts our spending on land transport to overcome the neglect of the past. It foreshadows regulatory changes in telecommunications and elsewhere which will support a more dynamic economy.

It supports families young and old through funding for large increases in the Working for Families targeted tax relief, extensions of primary health care, and better safety and security.

It continues to promote our national identity as a proud and independent nation with a unique mix of peoples and cultures.

It delivers on the promises made by the Labour and Progressive parties and on the confidence and supply agreements with New Zealand First and United Future and the co-operation agreement with the Greens.

It is another milestone on the road to building a stronger, fairer New Zealand that we can be proud of. It is a Budget for New Zealanders today and for those yet to come.